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                            December 11, 2023

       Linda Ramirez-Eaves
       General Counsel
       Olink Holding AB (publ)
       130 Turner St. Building 2, Suite 230
       Waltham, MA 02453

                                                        Re: Olink Holding AB
(publ)
                                                            Schedule 14D-9/A
Filed December 5, 2023
                                                            File No. 005-93360

       Dear Linda Ramirez-Eaves:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your
Schedule 14D-9, as
       amended, unless otherwise indicated.

       Schedule 14D-9/A Filed December 5, 2023

       Identity and Background of Filing Person

   1. We reissue prior comment 1 in our letter dated November 13, 2023. While you indicated
                                                        in the Amendment that
"struck through language [was] removed from the first full
                                                        paragraph on page 2 in
the 'The Offer' section," no such language was struck through in the Amendment. Please
revise to clearly remove the references to guaranteed delivery procedures in this
section.
       Certain Management Projections

   2. We reissue in part prior comment 5 in our letter dated November 13, 2023. Please revise this section to include
a meaningful discussion of the assumptions and limitations of the
                                                        Management Projections
to facilitate investor understanding of the basis for them, which should be more specific
than the revised disclosure included in the Amendment. See Item
                                                        10(b)(3)(i) of
Regulation S-K.
 Linda Ramirez-Eaves
Olink Holding AB (publ)
December 11, 2023
Page 2
3. We reissue in part prior comment 7 in our letter dated November 13, 2023. While you have added cautionary language regarding reliance on the Management Projections, the parties and their financial advisors still disclaim responsibility for the Management
         Projections in the Amendment. It is inappropriate for the party that prepared projections to disclaim responsibility for them, even when qualified by the requirements of applicable law. Please further revise.
Opinions of Olink's Financial Advisors

4. We reissue in part prior comment 9 in our letter dated November 13, 2023. While you state in your response letter that J.P. Morgan and Goldman Sachs have each consented to the references to their respective opinions and the filing of their opinions as exhibits to the
         Schedule 14D-9, we do not see similar disclosure reflected in the Amendment. Please revise your offer materials accordingly.
Additional Information

5. We reissue in part prior comment 15 in our letter dated November 13, 2023. While you explain in your response letter how the Arbitral Tribunal would determine the redemption price if there was a dispute regarding the Offer Consideration to be paid in the
         Compulsory Redemption and that the Arbitral Tribunal would likely not set such redemption price below the highest consideration offered during the Offer, we do not see similar disclosure reflected in the Amendment. Please revise your offer materials accordingly, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-
330-1032, or Eddie Kim at 202-679-6943.



FirstName LastNameLinda Ramirez-Eaves                            Sincerely,
Comapany NameOlink Holding AB (publ)
                                                                 Division of
Corporation Finance
December 11, 2023 Page 2                                         Office of
Mergers & Acquisitions
FirstName LastName